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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3 )*

                                Aeropostale, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    007865108
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                                 (CUSIP Number)

                                 March 31, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13G

CUSIP No.         007865108

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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invesco Ltd.

                 Invesco Aim Advisors, Inc.
                 Invesco Aim Capital Management, Inc.
                 Invesco Asset Management Deutschland GmbH
                 Invesco Asset Management Limited
                 Invesco Institutional (N.A.), Inc.
                 Invesco National Trust Company - US
                 Invesco PowerShares Capital Management LLC

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     2.   Check the Appropriate Box if a Member of a Group (see Instructions)
          (a)
          (b)

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     3.   SEC Use Only  _______________________________________________

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     4.   Citizenship or Place of Organization Invesco Ltd. - Bermuda

                 Invesco Aim Advisors, Inc. - US
                 Invesco Aim Capital Management, Inc. - US
                 Invesco Asset Management Deutschland GmbH - Germany Invesco Asset Management Limited - US
                 Invesco Institutional (N.A.), Inc. - US
                 Invesco National Trust Company - US
                 Invesco PowerShares Capital Management LLC - US

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                 5.  Sole Voting Power 4,306,996: Such
                     shares are held by the following
                     entities in the respective amounts
                     listed:

                         Invesco Aim Advisors, Inc. - 2,329,143
                         Invesco Aim Capital Management, Inc. - 107,230 Invesco Asset Management Deutschland GmbH - 35,491 Invesco Asset Management Limited - 20,102
                         Invesco Institutional (N.A.), Inc. - 1,714,351 Invesco National Trust Company - 389
                         Invesco PowerShares Capital Management LLC - 100,290

Number of Shares ---------------------------------------------------------------
Beneficially
Owned by Each
Reporting        6.      Shared Voting Power       ______-0-______
Person With
                 ---------------------------------------------------------------

                 7.  Sole Dispositive Power 4,306,996: Such
                     shares are held by the following
                     entities in the respective amounts
                     listed:

                         Invesco Aim Advisors, Inc. - 2,329,143
                         Invesco Aim Capital Management, Inc. - 107,230 Invesco Asset Management Deutschland GmbH - 35,491 Invesco Asset Management Limited - 20,102

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                         Invesco Institutional (N.A.), Inc. - 1,714,351
                         Invesco National Trust Company - 389
                         Invesco PowerShares Capital Management LLC - 100,290

                 -------------------------------------------------------------

                 8.   Shared Dispositive Power     ______-0-______

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     9. Aggregate Amount Beneficially Owned by Each Reporting Person:
        4,306,996

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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions) N/A

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     11.  Percent of Class Represented by Amount in Row (9)        6.43%
                                                                   ----

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     12.  Type of Reporting Person (See Instructions)
          IA, HC. See Items 2 and 3 of this statement.

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                                  SCHEDULE 13G

Item 1(a)        Name of Issuer:
                     Aeropostale, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
                     112 West 34th ST
                     New York, NY 10120

Item 2(a)        Name of Person Filing:
                 Invesco Ltd.

                 In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by Invesco Ltd. ("Invesco"), a Bermuda Company, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. Invesco through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                 Executive officers and directors of Invesco or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. Invesco and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of Invesco's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by Invesco and any other subsidiary.

Item 2(b)        Address of Principal Business Office:
                 1360 Peachtree Street NE
                 Atlanta, GA 30309
                 United States

Item 2(c)        Citizenship:
                 See the response to Item 2(a) of this statement.

Item 2(d)        Title of Class of Securities:
                 Common Stock, .01 par value per share

Item 2(e)        CUSIP Number:
                 007865108

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                As noted in Item 2 above, Invesco is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding company.

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Item 4          Ownership:
                Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5          Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding
                Company:
                Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8          Identification and Classification of Members of the Group:
                N/A

Item 9          Notice of Dissolution of a Group:
                N/A

Item 10         Certification:
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                Signature:
                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 04/09/2008
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                                                   Date

                                          Invesco Ltd.

                                          By:      /s/ Lisa Brinkley
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                                          Lisa Brinkley
                                          Global Compliance Director